UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _1_)*

First Trust Exchange-Traded Fund VIII

(Name of Issuer)

FT Cboe Vest International Equity Buffer ETF - September

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	Not Applicable

1	Names of Reporting Persons
Brookstone Capital Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
None
	6	Shared Voting Power
130,509
	7	Sole Dispositive Power
None
	8	Shared Dispositive Power
130,509
9	Aggregate Amount Beneficially Owned by Each Reporting Person
130,509
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
7.68%
12	Type of Reporting Person (See Instructions)
IA

Item 1.

(a) Name of Issuer: First Trust Exchange-Traded Funds VIII

(b) Address of Issuer's Principal Executive Offices: 120 East Liberty Drive, Suite 400, Wheaton, IL 60187

Item 2.

(a) Name of Person Filing: Brookstone Capital Management, LLC

(b) Address of Principal Business Office or, if None, Residence:  1745 S. Naperville Rd., Suite 200 Wheaton, IL 60189

(c) Citizenship: Illinois

(d) Title and Class of Securities: FT Cboe Vest International Equity Buffer ETF - September

(e) CUSIP No.: N/A

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned: 130,509

(b) Percent of Class:  7.68%

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote: None

 (ii) Shared power to vote or to direct the vote: 130,509

(iii) Sole power to dispose or to direct the disposition of: None

(iv) Shared power to dispose or to direct the disposition of: 130,509

**Note 1** Brookstone Capital Management, LLC ("Brookstone"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to un-registered accounts (collectively, the "Accounts"). In its role as investment adviser or manager, Brookstone possesses shared voting and investment power over securities of the Issuer described in this schedule that are owned by the Accounts, and may be deemed to be the beneficial owner of such shares of the Issuer held by the Accounts. However, all securities reported in this schedule are owned by the Accounts. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Brookstone disclaims beneficial ownership of such securities. In addition, the filing of this schedule shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Exchange Act.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

 The Accounts described in Note 1 above have the right to receive or the power to direct the receipt of dividends from, of the proceeds from the sale of, the securities held in their respective accounts.  Brookstone disclaims beneficial ownership of all such securities.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

 Not Applicable

Item 8. Identification and classification of members of the group.

 Not Applicable

Item 9. Notice of Dissolution of Group.

 Not Applicble

Item 10. Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2023

/s/ Matt Lovett

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).